Unaudited Reconciliation of Certain Non-IFRS Financial Information
Some of the financial information presented in Exhibits 99.1 and 99.2 to the Report on Form 6-K dated November 2, 2016 contains non-IFRS financial measures, including Operational EBIT, Operational EBITDA, Operational Revenues, ROCE, Operational EBIT % (Margin) and Underlying EPS. We discuss below how we define and calculate these non-IFRS measures.
Non-IFRS Financial Measures
Operational EBIT and Operational EBITDA. Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized internal margin, change in unrealized salmon derivatives (at Group level only), fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts, restructuring costs, income/loss from associated companies, impairment losses, and other non-operational items (accrual for contingent liabilities and provisions). We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBITDA is a non-IFRS financial measure, calculated by adding depreciation to Operational EBIT. Operational EBIT and Operational EBITDA are used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT and Operational EBITDA provides useful information to investors. Our use of Operational EBIT and Operational EBITDA should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT and Operational EBITDA have limitations as analytical tools in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) these measures do not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) these measures do not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT and Operational EBITDA differently than we do, limiting their usefulness as comparative measures. Our Operational EBIT and Operational EBITDA at Group level and by country of origin are reconciled to EBIT below. Our Operational EBIT at segment level is reconciled in footnotes to our interim financial statements included in documents incorporated herein by reference.
Operational Revenue. Operational Revenue is a non-IFRS financial measure, calculated by including realized gain/loss from currency derivatives related to contract sales of Norwegian origin and excluding change in unrealized salmon derivatives from revenue and other income as set forth in our consolidated statement of comprehensive income prepared in accordance with IFRS. We exclude change in unrealized salmon derivatives from our revenue and other income as we believe it affects the comparability of our operational performance from period to period, given its non-operational nature. Our use of Operational Revenue should not be viewed as an alternative to revenue and other income, which is a measure calculated in accordance with IFRS. Operational Revenue has limitations as an analytical tool in comparison to revenue. Some of these limitations include the fact that changes in unrealized salmon derivatives may need to be cash settled at a future date. Our Operational Revenue is reconciled to revenue and other income in footnotes to our interim financial statements included in documents incorporated herein by reference.
ROCE. ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of comprehensive income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts and other non-operational items (accrual for contingent liabilities and provisions). Average capital employed is calculated as average of the beginning of the period and end of the period capital employed except when there are material transactions during the year. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts and net assets held for sale. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt, minus our total cash, plus our current interest-bearing debt, plus net effect of currency derivatives on interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and our investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. A table setting forth our calculation of ROCE is set forth below.
Operational EBIT % (Margin). Operational EBIT % is a non-IFRS financial measure. We calculate Operational EBIT % by dividing Operational EBIT by Operational Revenue, each a non-IFRS financial measure. Management employs Operational EBIT % to assess operational performance of some of our segments, disregarding certain non-recurring and non-operational items, excluded from Operational EBIT and Operational Revenue. The usefulness of Operational EBIT % is inherently limited as further described in Operational EBIT and Operational Revenue paragraphs above. A table setting forth our calculation of Operational EBIT % is set forth below.
Underlying EPS. Underlying Earnings per Share, or Underlying EPS, is a non-IFRS financial measure. We calculate Underlying EPS by dividing Adjusted Operational EBIT, calculated as Operational EBIT net of accrued payable interest (net), minority share of profit and tax expense calculated based on estimated tax rates, divided by the weighted average number of shares outstanding during the period. Management employs Underlying EPS to assess our operational performance, disregarding non-operational items like amortized interest, net currency effects and net other financial items with the exception of cash costs, and not reflecting permanent and temporary differences in the computation of taxes. We view Underlying EPS as a useful tool reflecting our operational performance per ordinary share outstanding. The usefulness of Underlying EPS is inherently limited. Some of these limitations are that Underlying EPS does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations and Underlying EPS. A table setting forth our calculation of Underlying EPS is set forth below.
Operational EBITDA and EBIT

The following table reconciles our Group Operational EBITDA and Group Operational EBIT to EBIT in EUR million for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)

Group Operational EBITDA	214.6	113.0	486.6
Depreciation	-34.7	-35.1	-139.8
Group Operational EBIT	179.9	77.9	346.8
Change in unrealized internal margin	-18.2	-2.9	-2.2
Change in unrealized salmon derivatives	5.5	-1.7	-12.5
Gain/loss on currency derivatives sales contracts	-5.7	0.0	0.0
Fair value uplift on harvested fish	-212.2	-105.4	-457.6
Fair value adjustment on biological assets	303.7	151.8	467.7
Onerous contracts provision	5.6	-2.8	-0.7
Restructuring cost	0.0	-0.9	-15.2
Income/loss from associated companies	15.2	10.4	23.4
Impairment losses	-0.3	0.0	-6.8
Non-operational legal issues	0.0	-0.1	2.4
Gain/Loss on divestment of subsidiaries	0.0	0.0	0.0
Group earnings before interest and taxes (EBIT)	273.6	126.4	345.3

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in EUR million for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)

Operational EBIT - Salmon of Norwegian Origin	128.3	73.5	348.2
Change in unrealized internal margin	0.0	0.0	0.0
Change in unrealized salmon derivatives	-15.0	-8.0	-10.2
Gain/loss on currency derivatives sales contracts	0.0	0.0	0.0
Fair value uplift on harvested fish	-162.6	-68.3	-352.2
Fair value adjustment on biological assets	224.5	120.5	375.3
Onerous contracts provision	4.4	-2.8	-0.4
Restructuring cost	0.0	0.0	0.0
Income/loss from associated companies	15.2	10.0	23.3
Impairment losses	0.0	0.0	-0.3
Non-operational legal issues	0.0	0.0	0.0
Gain/Loss on divestment of subsidiaries	0.0	0.0	0.0
EBIT - Salmon of Norwegian Origin	194.9	125.0	383.7

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in EUR million for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)

Operational EBIT - Salmon of Scottish Origin	5.9	11.5	17.5
Change in unrealized internal margin	0.0	0.0	0.0
Change in unrealized salmon derivatives	0.0	0.0	0.0
Fair value uplift on harvested fish	-21.1	-16.9	-43.7
Fair value adjustment on biological assets	31.9	11.3	41.5
Onerous contracts provision	1.2	0.0	-0.4
Restructuring cost	0.0	0.0	0.0
Income/loss from associated companies	0.0	0.4	0.3
Impairment losses	0.0	-0.1	0.0
Non-operational legal issues	0.0	0.0	0.0
EBIT - Salmon of Scottish Origin	17.9	6.1	15.2

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in EUR million for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)

Operational EBIT - Salmon of Canadian Origin	27.0	1.2	13.7
Change in unrealized internal margin	0.0	0.0	0.0
Change in unrealized salmon derivatives	0.0	0.0	0.0
Fair value uplift on harvested fish	-25.2	-5.9	-25.9
Fair value adjustment on biological assets	39.9	11.1	36.6
Onerous contracts provision	0.0	0.0	0.0
Restructuring cost	0.0	0.0	0.1
Income/loss from associated companies	0.0	0.0	0.0
Impairment losses	0.0	0.0	-0.1
Non-operational legal issues	0.0	0.0	0.0
EBIT - Salmon of Canadian Origin	41.7	6.4	24.5

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in EUR million for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)

Operational EBIT - Salmon of Chilean Origin	9.9	-13.3	-51.4
Change in unrealized internal margin	0.0	0.0	0.0
Change in unrealized salmon derivatives	0.0	0.0	0.0
Fair value uplift on harvested fish	9.0	-6.2	-15.7
Fair value adjustment on biological assets	-3.6	5.9	0.9
Onerous contracts provision	0.0	0.0	0.0
Restructuring cost	0.0	0.2	-9.4
Income/loss from associated companies	0.0	0.0	0.0
Impairment losses	0.0	0.0	-4.0
Non-operational legal issues	0.0	-0.1	2.4
EBIT - Salmon of Chilean Origin	15.4	-13.5	-77.2

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in EUR million for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)

Operational EBIT - Salmon of Irish Origin	4.6	3.1	9.3
Change in unrealized internal margin	0.0	0.0	0.0
Change in unrealized salmon derivatives	0.0	0.0	0.0
Fair value uplift on harvested fish	-5.8	-8.0	-17.2
Fair value adjustment on biological assets	3.0	-0.1	16.5
Onerous contracts provision	0.0	0.0	0.0
Restructuring cost	0.0	0.0	0.0
Income/loss from associated companies	0.0	0.0	0.0
Impairment losses	0.0	0.0	0.0
Non-operational legal issues	0.0	0.0	0.0
EBIT - Salmon of Irish Origin	1.9	-5.0	8.7

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in EUR million for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)

Operational EBIT - Salmon of Faroese Origin	9.0	-0.1	5.1
Change in unrealized internal margin	0.0	0.0	0.0
Change in unrealized salmon derivatives	0.0	0.0	0.0
Fair value uplift on harvested fish	-6.6	0.0	-2.4
Fair value adjustment on biological assets	8.0	1.7	9.5
Onerous contracts provision	0.0	0.0	0.0
Restructuring cost	0.0	0.0	0.0
Income/loss from associated companies	0.0	0.0	0.0
Impairment losses	0.0	0.0	0.0
Non-operational legal issues	0.0	0.0	0.0
EBIT - Salmon of Faroese Origin	10.4	1.6	12.1

The following table reconciles Operational EBIT to EBIT for other including allocation to third party in EUR million for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)
	Reclassified
Operational EBIT - Other incl alloc 3rd party	-4.8	2.0	4.4
Change in unrealized internal margin	-18.2	-2.9	-2.2
Gain/loss on currency derivatives sales contracts	-5.7	0.0	0.0
Change in unrealized salmon derivatives	20.5	6.2	-2.3
Fair value uplift on harvested fish	0.0	0.0	-0.4
Fair value adjustment on biological assets	0.0	1.4	-12.7
Restructuring cost	0.0	-1.1	-5.9
Income/loss from associated companies	0.0	0.0	-0.2
Impairment losses	-0.3	0.1	-2.4
EBIT - Other incl alloc 3rd party	-8.5	5.8	-21.7

The sum of the reconciliation tables by origin (Norwegian, Scottish, Canadian, Chilean, Irish and Faroese) and Other including allocation to third party equals the Group total.

Operational EBIT: EUR per KG

The following table reconciles Group level Operational EBIT to EBIT in EUR per kilogram for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR per kg)
	(Unaudited)

Group Operational EBIT	1.85	0.73	0.83
Change in unrealized internal margin	-0.19	-0.03	-0.01
Change in unrealized salmon derivatives	0.06	-0.02	-0.03
Gain/loss on currency derivatives sales contracts	-0.06	0.00	0.00
Fair value uplift on harvested fish	-2.18	-1.00	-1.09
Fair value adjustment on biological assets	3.12	1.43	1.11
Onerous contracts provision	0.06	-0.03	0.00
Restructuring cost	0.00	-0.01	-0.04
Income/loss from associated companies	0.16	0.10	0.06
Impairment losses	0.00	0.00	-0.02
Non-operational legal issues	0.00	0.00	0.01
Gain/loss on divestments in subsidiaries	0.00	0.00	0.00
Group EBIT	2.81	1.19	0.82

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in EUR per kilogram for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR per kg)
	(Unaudited)

Operational EBIT - Salmon of Norwegian Origin	1.98	1.25	1.37
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	-0.23	-0.14	-0.04
Gain/loss on currency derivatives sales contracts	0.00	0.00	0.00
Fair value uplift on harvested fish	-2.51	-1.16	-1.38
Fair value adjustment on biological assets	3.47	2.05	1.47
Onerous contracts provision	0.07	-0.05	0.00
Restructuring cost	0.00	0.00	0.00
Income/loss from associated companies	0.23	0.17	0.09
Impairment losses	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00
Gain/loss on divestments in subsidiaries	0.00	0.00	0.00
EBIT - Salmon of Norwegian Origin	3.01	2.12	1.51

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in EUR per kilogram for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR per kg)
	(Unaudited)

Operational EBIT - Salmon of Scottish Origin	0.60	0.69	0.35
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00
Fair value uplift on harvested fish	-2.15	-1.02	-0.87
Fair value adjustment on biological assets	3.26	0.68	0.83
Onerous contracts provision	0.12	0.00	-0.01
Restructuring cost	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.02	0.01
Impairment losses	0.00	-0.01	0.00
Non-operational legal issues	0.00	0.00	0.00
EBIT - Salmon of Scottish Origin	1.83	0.37	0.30

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in EUR per kilogram for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR per kg)
	(Unaudited)

Operational EBIT - Salmon of Canadian Origin	2.63	0.14	0.34
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00
Fair value uplift on harvested fish	-2.45	-0.68	-0.65
Fair value adjustment on biological assets	3.88	1.28	0.91
Onerous contracts provision	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00
EBIT - Salmon of Canadian Origin	4.05	0.74	0.61

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in EUR per kilogram for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR per kg)
	(Unaudited)

Operational EBIT - Salmon of Chilean Origin	1.44	-0.72	-0.82
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00
Fair value uplift on harvested fish	1.31	-0.34	-0.25
Fair value adjustment on biological assets	-0.52	0.32	0.01
Onerous contracts provision	0.00	0.00	0.00
Restructuring cost	0.00	0.01	-0.15
Income/loss from associated companies	0.00	0.00	0.00
Impairment losses	0.00	0.00	-0.06
Non-operational legal issues	0.00	0.00	0.04
EBIT - Salmon of Chilean Origin	2.23	-0.73	-1.24

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in EUR per kilogram for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR per kg)
	(Unaudited)

Operational EBIT - Salmon of Irish Origin	1.60	0.90	0.96
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00
Fair value uplift on harvested fish	-1.98	-2.36	-1.76
Fair value adjustment on biological assets	1.03	-0.02	1.70
Onerous contracts provision	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00
EBIT - Salmon of Irish Origin	0.65	-1.48	0.89

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in EUR per kilogram for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR per kg)
	(Unaudited)

Operational EBIT - Salmon of Faroese Origin	3.37	0.00	1.74
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00
Fair value uplift on harvested fish	-2.47	0.00	-0.84
Fair value adjustment on biological assets	2.96	0.00	3.24
Onerous contracts provision	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00
EBIT - Salmon of Faroese Origin	3.87	0.00	4.13

NIBD, ROCE, Adjusted EBIT

The following tables set forth our calculation of ROCE, requiring reconciliation of Adjusted EBIT to EBIT and NIBD to Non-current interest-bearing debt, for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)

Adjusted EBIT	176.5	82.9	333.5
Fair value uplift on harvested fish	-212.2	-105.4	-457.6
Fair value adjustment on biological assets	303.7	151.8	467.7
Onerous contracts provision	5.6	-2.8	-0.7
Other Non-operating legal items	0.0	-0.1	2.4
EBIT	273.6	126.4	345.3

Net interest-bearing debt (NIBD)	876.7	917.9	999.7
Cash	66.0	71.5	71.8
Current interest bearing debt	-0.1	-13.4	-0.2
Gain/losses financial instruments	4.4	0.2	0.0
Non-current interest bearing debt	947.0	976.3	1 071.4

NIBD	876.7	917.9	999.7
Net assets held for sale	-1.5	-0.9	-1.8
Total Equity	1 968.4	1 880.7	1 895.6
Fair value on biological assets	-488.3	-139.0	-244.5
Onerous contracts provision	26.5	6.5	14.4
Capital employed as of the end of the period	2 381.9	2 665.2	2 663.4
Average capital employed 1)	2 389.7	2 733.8	2 548.4
Adjusted EBIT	176.5	82.9	333.5
ROCE 2)	29.5%	12.1%	13.1%
__________________________

(1)	Calculated as the average capital employed as of the beginning and the end of the period, except when there are material transactions during the year.

(2)	ROCE for the three months ended September 30, 2016 and 2015 is calculated as annualized adjusted EBIT (Adjusted EBIT times four) divided by the average capital employed for the quarter.

Underlying EPS

The following tables set forth our calculation of Underlying EPS for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million)
	(Unaudited)

Operational EBIT	179.9	77.9	346.8
Accrued payable interest (net)	-6.0	-6.1	-29.7
Calculated tax expense	-44.0	-18.9	-85.8
Minority share of profit	0.0	0.0	-0.1

Op EBIT adj for above items	129.9	52.9	231.2
Shares outstanding (average)	450 085 652	450 044 682	440 906 427

Underlying EPS (EUR per share)	0.29	0.12	0.52

Operational EBIT % (Margin)

The following table sets forth our calculation of Group Operational EBIT % for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015. Our Operational Revenue is reconciled to revenue and other income in footnotes to our financial statements included in documents incorporated herein by reference.

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million, except Operational EBIT %)
	(Unaudited)
Group Operational EBIT	179.9	77.9	346.8
Operational revenues	850.0	751.8	3 121.1
Group Operational EBIT %	21.2%	10.4%	11.1%

The following table sets forth our calculation of Operational EBIT % for the Consumer Products segment for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million, except Operational EBIT %)
	(Unaudited)
Operational EBIT - Consumer Products	2.2	4.6	19.6
Operational revenues	321.2	260.1	1 164.2
Operational EBIT% - Consumer Products	0.7%	1.8%	1.7%

The following table sets forth our calculation of Operational EBIT % for the Markets division for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million, except Operational EBIT %)
	(Unaudited)
Operational EBIT - Markets	18.5	17.3	65.5
Operational revenues	686.4	563.8	2 274.5
Operational EBIT % - Markets	2.7%	3.1%	2.9%

The following table sets forth our calculation of Operational EBIT % for the Farming segment for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million, except Operational EBIT %)
	(Unaudited)
Operational EBIT - Farming	151.9	46.1	238.5
Operational revenues	565.2	461.4	1 911.0
Operational EBIT % - Farming	26.9%	10.0%	12.5%

The following table sets forth our calculation of Operational EBIT % for the Feed segment for the three months ended September 30, 2016 and 2015, and the year ended December 31, 2015:

	Three months ended September 30,		Year ended December 31,
	2016	2015	2015
	(in EUR million, except Operational EBIT %)
	(Unaudited)
Operational EBIT - Feed	12.4	8.2	21.5
Operational revenues	140.4	114.2	320.1
Operational EBIT% - Feed	8.8%	7.2%	6.7%